As filed with the Securities and Exchange Commission on March 14, 2023

File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

54TH STREET EQUITY HOLDINGS, INC., FBLC FUNDING I, LLC, BDCA-CB FUNDING, LLC, Franklin BSP Lending Corporation, Franklin BSP Capital Corporation, FBLC 57th Street Funding LLC, BDCA SLF Funding, LLC, Benefit Street Partners Capital Opportunity Fund II L.P., Benefit Street Partners Capital Opportunity Fund II SPV-1 LP, Benefit Street Partners Capital Opportunity Fund L.P., Benefit Street Partners Capital Opportunity Fund SPV LLC, BENEFIT STREET PARTNERS DISLOCATION FUND (CAYMAN) L.P., Benefit Street Partners Dislocation Fund (Cayman) Master L.P., Benefit Street Partners Dislocation Fund L.P., Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P., Benefit Street Partners Senior Secured Opportunities Fund L.P., Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P., Benefit Street Partners Debt Fund IV (Non-US) SPV L.P., Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P., Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P., Benefit Street Partners Debt Fund IV L.P., Benefit Street Partners Debt Fund IV Master (Non-US) L.P., Benefit Street Partners Debt Fund IV SPV L.P., Benefit Street Partners SMA LM LP, Benefit Street Partners SMA-C Co-Invest L.P., BENEFIT STREET PARTNERS SMA-C CO-INVEST L.P. - SERIES II, BSP Coinvest SMA-H LLC, BSP Debt Fund V LP, BSP Debt Fund V Master (Non-US) LP, BSP DEBT FUND V UNLEVERED (NON-US) L.P., BSP DEBT FUND V UNLEVERED (NON-US) MASTER L.P., BSP DEBT FUND V-IA (NON-US) MASTER L.P., BSP DEBT FUND V-IA (NON-US) L.P., Benefit Street Partners SMA-C II L.P., Benefit Street Partners SMA-C II SPV L.P., Benefit Street Partners SMA-C L.P., Benefit Street Partners SMA-C SPV L.P., Benefit Street Partners SMA-K L.P., Benefit Street Partners SMA-K SPV LP, Benefit Street Partners SMA-L L.P., Benefit Street Partners SMA-O L.P., Benefit Street Partners SMA-T L.P., Benefit Street Partners Special Situations Fund II (Cayman) L.P., Benefit Street Partners Special Situations Fund II L.P., BSP Coinvest SMA-N L.P., BSP Coinvest Vehicle 1 LP, BSP Coinvest Vehicle 2 L.P., BSP Coinvest Vehicle K LP, BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P., BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P., BSP Senior Secured Debt Fund (Non-US) SPV-1 LP, BSP Senior Secured Debt Fund SPV-1 LP, BSP SMA-T 2020 SPV L.P., BSP SOF II Cayman SPV-21 LP, BSP SOF II SPV Cayman LP, BSP SOF II SPV LP, BSP SOF II SPV-21 LP, BSP Special Situations Master A L.P., BSP Special Situations Master B L.P., BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP, BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P., FBCC Lending I, LLC, Landmark Wall SMA L.P., Landmark Wall SMA SPV L.P., Providence Debt Fund III (Non-US) SPV L.P., Providence Debt Fund III L.P., Providence Debt Fund III Master (Non-US) L.P., Providence Debt Fund III SPV L.P., BSP Credit Solutions Master Fund, L.P., BSP Middle Market CLO 1, LLC, Benefit Street Partners L.L.C., Franklin BSP Capital Adviser L.L.C., Franklin BSP Lending Adviser, L.L.C., FRANKLIN BSP PRIVATE CREDIT FUND, BSP UNlevered lux flagship evergreen scsp, bsp df V 2022 spv lp, benefit street partners contingent opportunities fund – t l.p., benefit street partners special situations contingent opportunities fund l.p., BSP FLAGSHIP PD SHARIAH SPV LLC, bsp jpy unlevered senior debt evergreen fund l.p., bsp unlevered lux flagship evergreen gp s.a.r.l., bsp unlevered lux evergreen feeder fund scsp.

9 West 57th Street, Suite 4920

New York, New York 10019

(212) 588-6770

All Communications, Notices and Orders to:

Richard J. Byrne

Benefit Street Partners L.L.C.

9 West 57th Street, Suite 4920

New York, New York 10019

(212) 588-6770

Copies to:

Thomas J. Friedmann

Matthew J. Carter

Jonathan H. Gaines

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

(617) 728-7120

March 14, 2023

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

54TH STREET EQUITY HOLDINGS, INC.,

FBLC FUNDING I, LLC,

BDCA-CB FUNDING, LLC,

Franklin BSP Lending Corporation,

Franklin BSP Capital Corporation,

FBLC 57th Street Funding LLC, BDCA SLF

Funding, LLC, Benefit Street Partners

Capital Opportunity Fund II L.P.,

Benefit Street Partners Capital

Opportunity Fund II SPV-1 LP, Benefit

Street Partners Capital Opportunity

Fund L.P., Benefit Street Partners

Capital Opportunity Fund SPV LLC, BENEFIT STREET PARTNERS DISLOCATION FUND (CAYMAN) L.P.,

Benefit Street Partners Dislocation

Fund (Cayman) Master L.P., Benefit

Street Partners Dislocation Fund L.P.,

Benefit Street Partners Senior

Secured Opportunities (U) Master Fund

(Non-US) L.P., Benefit Street Partners

Senior Secured Opportunities Fund

L.P., Benefit Street Partners Senior

Secured Opportunities Master Fund

(Non-US) L.P., Benefit Street Partners

Debt Fund IV (Non-US) SPV L.P., Benefit

Street Partners Debt Fund IV 2019

Leverage (Non-US) SPV L.P., Benefit

Street Partners Debt Fund IV 2019

Leverage SPV L.P., Benefit Street

Partners Debt Fund IV L.P., Benefit

Street Partners Debt Fund IV Master

(Non-US) L.P., Benefit Street Partners

Debt Fund IV SPV L.P., Benefit Street

Partners SMA LM LP, Benefit Street

Partners SMA-C Co-Invest L.P., BENEFIT STREET PARTNERS SMA-C CO-INVEST L.P. - SERIES II, BSP

Coinvest SMA-H LLC, BSP Debt Fund V LP,

BSP Debt Fund V Master (Non-US) LP,

BSP DEBT FUND V UNLEVERED (NON-US) L.P., BSP DEBT FUND V UNLEVERED (NON-US) MASTER L.P., BSP DEBT FUND V-IA (NON-US) MASTER L.P., BSP DEBT FUND V-IA (NON-US) L.P.,

Benefit Street Partners SMA-C II L.P.,

Benefit Street Partners SMA-C II SPV L.P.,

Benefit Street Partners SMA-C L.P.,

Benefit Street Partners SMA-C SPV

L.P., Benefit Street Partners SMA-K L.P.,

Benefit Street Partners SMA-K SPV LP,

Benefit Street Partners SMA-L L.P.,

Benefit Street Partners SMA-O L.P.,

Benefit Street Partners SMA-T L.P.,

Benefit Street Partners Special

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APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) OF THE 1940 ACT

Situations Fund II (Cayman) L.P.,

Benefit Street Partners Special

Situations Fund II L.P., BSP Coinvest

SMA-N L.P., BSP Coinvest Vehicle 1 LP, BSP

Coinvest Vehicle 2 L.P., BSP Coinvest

Vehicle K LP, BSP Levered Non-US

Master SOF II (Senior Secured

Opportunities) Fund L.P., BSP Levered

US SOF II (Senior Secured

Opportunities) Fund L.P., BSP Senior

Secured Debt Fund (Non-US) SPV-1 LP, BSP

Senior Secured Debt Fund SPV-1 LP, BSP

SMA-T 2020 SPV L.P., BSP SOF II Cayman SPV-

21 LP, BSP SOF II SPV Cayman LP, BSP SOF II

SPV LP, BSP SOF II SPV-21 LP, BSP Special

Situations Master A L.P., BSP Special

Situations Master B L.P., BSP Unlevered

Lux SOF II (Senior Secured

Opportunities) Fund ScSP, BSP

Unlevered Non-US Master SOF II (Senior

Secured Opportunities) Fund L.P., FBCC

Lending I, LLC, Landmark Wall SMA L.P.,

Landmark Wall SMA SPV L.P.,

Providence Debt Fund III (Non-US) SPV

L.P., Providence Debt Fund III L.P.,

Providence Debt Fund III Master (Non-

US) L.P., Providence Debt Fund III SPV

L.P., BSP Credit Solutions Master Fund,

L.P., BSP Middle Market CLO 1, LLC, Benefit Street Partners L.L.C., Franklin BSP Capital Adviser L.L.C., Franklin BSP Lending Adviser, L.L.C., FRANKLIN BSP PRIVATE CREDIT FUND, BSP UNLEVERED LUX FLAGSHIP EVERGREEN SCSP, BSP DF V 2022 SPV LP, BENEFIT STREET PARTNERS CONTINGENT OPPORTUNITIES FUND – T L.P., BENEFIT STREET PARTNERS SPECIAL SITUATIONS CONTINGENT OPPORTUNITIES FUND L.P., BSP FLAGSHIP PD SHARIAH SPV LLC, BSP JPY UNLEVERED SENIOR DEBT EVERGREEN FUND L.P., BSP UNLEVERED LUX FLAGSHIP EVERGREEN GP S.A.R.L., BSP UNLEVERED LUX EVERGREEN FEEDER FUND SCSP.

9 West 57th Street, 49th Floor, Suite 4920

New York, New York 10019

(212) 588-6770

File No. 812-

Investment Company Act of 1940

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I.              INTRODUCTION

A. Requested Relief

The Applicants (as defined below) hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to Benefit Street Partners BDC, Inc., et. al. (Investment Company Act of 1940, Release No. IC-33090, May 1, 2018) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (the “Prior Order”), authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 under the 1940 Act.1

1 Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.

The Prior Order allows a Regulated Fund (or any Wholly-Owned Investment Subsidiary of such Regulated Fund), on the one hand, and one or more other Regulated Funds (or any Wholly-Owned Investment Subsidiary of such Regulated Fund) and/or one or more Affiliated Funds, on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this application (the “Application”) for an amended order that currently intend to rely on the requested Order have been named as Applicants. Any existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

B. Applicants Seeking Relief

1. The Existing Regulated Funds and the Wholly-Owned Investment Subsidiaries

●	Franklin BSP Lending Corporation (“FBLC”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and whose investment adviser is FBLC Adviser (as defined below);

●	Franklin BSP Capital Corporation (“FBCC” and, together with FBLC, the “BDCs”), an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and whose investment adviser is FBCC Adviser (as defined below).

A description of the BDCs is included in Schedule A to this Application.

●	Franklin BSP Private Credit Fund (“FBPCF” and, together with the BDCs, the “Existing Regulated Funds”), a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company and whose investment adviser is BSP (as defined below). A description of FBPCF is included in Schedule A to this Application.

Each of the Existing Regulated Funds qualifies as a Regulated Fund under the Prior Order.

2. The Advisers

The term “Existing Advisers” means Franklin BSP Lending Adviser, L.L.C. (“FBLC Adviser”) and Franklin BSP Capital Adviser L.L.C. (“FBCC Adviser”), each of which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and which are the investment adviser to FBLC and FBCC, respectively, together with the Benefit Street Partners L.L.C. (“BSP”), the indirect parent of each of FBLC Adviser and FBCC Adviser, and the Advisers to each of the Existing Affiliated Funds (as defined below), each of which is controlled by or under common control with BSP. A description of the Existing Advisers is included in Schedule C to this Application. Each of the Existing Advisers qualifies as an Adviser under the Prior Order.

3. Existing Affiliated Funds

The investment vehicles set forth in Schedule D hereto, each of which is an entity whose investment adviser is an Adviser (the “Existing Affiliated Funds” and together with the Existing Regulated Funds, the Wholly Owned Investment Subsidiaries of each of the BDCs, and the Existing Advisers, the “Applicants”). Each of the Existing Affiliated Funds qualifies as an Affiliated Fund under the Prior Order.

C. Defined Terms

Except as stated herein, defined terms used in this Application have the meanings provided in the application for the Prior Order (the “Prior Application”)2.

II.             APPLICANTS’ PROPOSAL

Applicants Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020, the Commission announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.3

In issuing the Temporary Relief, the Commission found that in light of the effects of COVID-19 permitting these types of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the [1940 Act].”4 The Temporary Relief did not permit Follow-On Investments by Regulated Funds that were not already invested in the issuer.

The Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief. The amended definition would read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

The Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Order and do not raise new policy concerns.

[2]	Benefit Street Partners BDC, Inc. et. al., File No. 812-14601, Third Amended and Restated Application, filed December 13, 2017.
[3]	BDC Temporary Exemptive Order, Investment Company Act Rel. No. IC-33837 (Apr. 8, 2020) (order)(extension granted on January 5, 2021 and further extension granted on April 22, 2021).
[4]	Id. at 2.

The Applicants submit that the analysis in Section III, “Order Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief.

III.           REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order to expressly authorize certain Affiliated Funds to participate in Follow-On Investments under the Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, the Applicants believe that:

●	With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors, and the Regulated Funds’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

IV.          REPRESENTATIONS AND CONDITIONS

The Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.5

V.            PROCEDURAL MATTERS

A. Communications

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

c/o Benefit Street Partners L.L.C.

9 West 57th Street, Suite 4920

New York, New York 10019

(212) 588-6770

Applicants further state that all written or oral communications concerning this Application should be directed to:

Thomas J. Friedmann

Matthew J. Carter

Jonathan H. Gaines

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

(617) 728-7120

thomas.friedmann@dechert.com

matthew.carter@dechert.com

jonathan.gaines@dechert.com

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

[5]	Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order. The requested relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

B. Authorization

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

VI.           REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) and Rule 17d-1 granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 14th day of March, 2023.

54TH STREET EQUITY HOLDINGS, INC.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

FBLC FUNDING I, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

BDCA-CB FUNDING, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

Franklin BSP Lending Corporation

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer

Franklin BSP Capital Corporation

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer

FBLC 57th Street Funding LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

BDCA SLF Funding, LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund II SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund SPV LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS DISLOCATION FUND (CAYMAN) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Dislocation Fund (Cayman) Master L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Dislocation Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV Master (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA LM LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C Co-Invest L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS SMA-C CO-INVEST L.P. - SERIES II

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest SMA-H LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Debt Fund V LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Debt Fund V Master (Non-US) LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DEBT FUND V UNLEVERED (NON-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DEBT FUND V UNLEVERED (NON-US) MASTER L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DEBT FUND V-IA (NON-US) MASTER L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DEBT FUND V-IA (NON-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C II SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-K L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-K SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-L L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-O L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-T L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Special Situations Fund II (Cayman) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Special Situations Fund II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest SMA-N L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle 1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle 2 L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle K LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Senior Secured Debt Fund (Non-US) SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Senior Secured Debt Fund SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SMA-T 2020 SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II Cayman SPV-21 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV Cayman LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV-21 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Special Situations Master A L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Special Situations Master B L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

FBCC Lending I, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Landmark Wall SMA L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Landmark Wall SMA SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III Master (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Credit Solutions Master Fund, L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Middle Market CLO 1, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Franklin BSP Capital Adviser L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Franklin BSP Lending Adviser, L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

FRANKLIN BSP PRIVATE CREDIT FUND

By:	/s/Bryan Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

bsp unlevered lux flagship evergreen scsp

By:	/s/Bryan Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DF V 2022 SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

benefit street partners contingent opportunities fund – t l.p.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS SPECIAL SITUATIONS CONTINGENT OPPORTUNITIES FUND L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP FLAGSHIP PD SHARIAH SPV LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

bsp jpy unlevered senior debt evergreen fund l.p.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP UNLEVERED LUX FLAGSHIP EVERGREEN GP S.A.R.L.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP UNLEVERED LUX EVERGREEN FEEDER FUND SCSP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

SCHEDULE A

The Existing Regulated Funds

FBLC. FBLC is a Maryland corporation that is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. FBLC was organized on May 5, 2010 and, on January 25, 2011, FBLC commenced its initial public offering on a “reasonable best efforts basis” of up to 150 million shares of common stock. On August 25, 2011, FBLC raised sufficient funds to break escrow on its initial public offering and commenced operations as of that date. FBLC has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. FBLC’s principal place of business is 9 West 57th Street, 49th Floor, New York, NY 10019.

FBLC’s Objectives and Strategies are to generate both current income and capital appreciation through debt and equity investments. FBLC invests primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. FBLC defines middle market companies as those with annual revenues up to $1 billion, although it may invest in larger or smaller companies. FBLC also purchases interests in loans or corporate bonds through secondary market transactions. Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property, and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. FBLC may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”).

FBCC. FBCC is a Delaware corporation that is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. FBCC was organized on January 29, 2020 and, on December 18, 2020, initiated its initial closing of capital commitments to purchase shares of its common stock in private placements in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. FBCC has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. FBCC’s principal place of business is 9 West 57th Street, 49th Floor, New York, NY 10019.

FBCC’s Objectives and Strategies are to generate both current income and capital appreciation through debt and equity investments. FBCC invests primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. FBCC defines middle market companies as those with annual revenues up to $1 billion, although it may invest in larger or smaller companies. FBCC also purchases interests in loans or corporate bonds through secondary market transactions, which refers to acquisitions from secondary market participants rather than from the portfolio company directly. Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property, and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. Although FBCC has no policy governing the maturities of its investments, under current market conditions it expects that it will invest in a portfolio of debt generally having maturities of between five to ten years. The loans are often held for five years or less before any refinancing or disposition.

FBPCF. FBPCF is a Delaware statutory trust that at is registered under the 1940 Act, as a non-diversified, closed-end management investment company. FBPCF was organized on November 12, 2019 and commenced investment operations in October 2022. FBPCF intends to make an election to be treated as a RIC under Subchapter M of the Code. FBPCF’s principal place of business is 9 West 57th Street, 49th Floor, New York, NY 10019.

FBPCF’s Objectives and Strategies are to generate attractive risk-adjusted returns with consistent current income. FBPCF intends to achieve its investment objective by investing in private credit investments in middle market companies in the United States. FBPCF expects its investment portfolio will primarily consist of private credit investments, which include privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans, broadly syndicated corporate loans and high yield corporate bonds.

Each of the Existing Regulated Funds intends to achieve its respective investment objective by (1) sourcing of primarily private debt opportunities through Benefit Street Partners’ extensive proprietary networks and close relationships, (2) prioritization of non-competitive, “strategic capital” opportunities, including non-sponsored investments, (3) creative and flexible approach to providing capital, (4) optimization of investment level risk/return profile, (5) maintaining downside protection through risk management and diversification, and (6) ability to take advantage of opportunities Benefit Street Partners believes are mispriced.

The business and affairs of each of the Existing Regulated Funds are managed under the direction of its respective Board of Directors or Board of Trustees, as applicable (each, a “Board”).

The Board of each of the Existing Regulated Funds consists of seven members, five of whom are not “interested persons” of the applicable Existing Regulated Fund as defined in Section 2(a)(19) of the 1940 Act (“Non-Interested Directors”). The Board of each of the Existing Regulated Funds has delegated daily management and investment authority of such Existing Regulated Fund to the relevant Existing Adviser pursuant to an investment advisory agreement. BSP provides the administrative services necessary for each of the Existing Regulated Funds to operate, such as furnishing each of the Existing Regulated Funds with office facilities and equipment and providing clerical, bookkeeping, recordkeeping and other administrative services at such facilities.

SCHEDULE C

The Existing Advisers

Benefit Street Partners L.L.C. is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. BSP serves as the investment adviser to FBPCF pursuant to an investment advisory agreement. Subject to the overall supervision of FBPCF’s Board, BSP manages the day-to-day operations of, and provides investment advisory and management services to FBPCF. BSP also serves as investment advisor or manager to the other Existing Affiliated Funds.

Franklin BSP Lending Adviser, L.L.C. is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. FBLC Adviser is majority-owned and controlled by BSP. FBLC Adviser serves as the investment adviser to FBLC pursuant to an investment advisory agreement. Subject to the overall supervision of FBLC’s Board, FBLC Adviser manages the day-to-day operations of, and provide investment advisory and management services to FBLC.

Franklin BSP Capital Adviser L.L.C. is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. FBCC Adviser is majority-owned and controlled by BSP. FBCC Adviser serves as the investment adviser to FBCC pursuant to an investment advisory agreement. Subject to the overall supervision of FBCC’s Board, FBCC Adviser manages the day-to-day operations of, and provide investment advisory and management services to FBCC.

SCHEDULE D

Existing Affiliated Funds

54th Street Equity Holdings, Inc.

FBLC Funding I, LLC

BDCA-CB Funding, LLC

BDCA SLF Funding, LLC

Benefit Street Partners Capital Opportunity Fund II L.P.

Benefit Street Partners Capital Opportunity Fund II SPV-1 LP

Benefit Street Partners Capital Opportunity Fund L.P.

Benefit Street Partners Capital Opportunity Fund SPV LLC

Benefit Street Partners Dislocation Fund (Cayman) L.P.

Benefit Street Partners Dislocation Fund (Cayman) Master L.P.

Benefit Street Partners Dislocation Fund L.P.

Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P.

Benefit Street Partners Senior Secured Opportunities Fund L.P.

Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P.

Benefit Street Partners Debt Fund IV (Non-US) SPV L.P.

Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.

Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.

Benefit Street Partners Debt Fund IV L.P.

Benefit Street Partners Debt Fund IV Master (Non-US) L.P.

Benefit Street Partners Debt Fund IV SPV L.P.

Benefit Street Partners SMA LM LP

Benefit Street Partners SMA-C Co-Invest L.P.

Benefit Street Partners SMA-C Co-Invest L.P. - Series II

BSP Coinvest SMA-H LLC

BSP Debt Fund V LP

BSP Debt Fund V Master (Non-US) LP

BSP Debt Fund V Unlevered (Non-US) L.P.

BSP Debt Fund V Unlevered (Non-US) Master L.P.

BSP Debt Fund V-IA (Non-US) Master L.P.

BSP Debt Fund V-IA (Non-US) L.P.

Benefit Street Partners SMA-C II L.P.

Benefit Street Partners SMA-C II SPV L.P.

Benefit Street Partners SMA-C L.P.

Benefit Street Partners SMA-C SPV L.P.

Benefit Street Partners SMA-K L.P.

Benefit Street Partners SMA-K SPV LP

Benefit Street Partners SMA-L L.P.

Benefit Street Partners SMA-O L.P.

Benefit Street Partners SMA-T L.P.

Benefit Street Partners Special Situations Fund II (Cayman) L.P.

Benefit Street Partners Special Situations Fund II L.P.

BSP Coinvest SMA-N L.P.

BSP Coinvest Vehicle 1 LP

BSP Coinvest Vehicle 2 L.P.

BSP Coinvest Vehicle K LP

BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P.

BSP Senior Secured Debt Fund (Non-US) SPV-1 LP

BSP Senior Secured Debt Fund SPV-1 LP

BSP SMA-T 2020 SPV L.P.

BSP SOF II Cayman SPV-21 LP

BSP SOF II SPV Cayman LP

BSP SOF II SPV LP

BSP SOF II SPV-21 LP

BSP Special Situations Master A L.P.

BSP Special Situations Master B L.P.

BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP

BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

Landmark Wall SMA L.P.

Landmark Wall SMA SPV L.P.

Providence Debt Fund III (Non-US) SPV L.P.

Providence Debt Fund III L.P.

Providence Debt Fund III Master (Non-US) L.P.

Providence Debt Fund III SPV L.P.

BSP Credit Solutions Master Fund, L.P.

BSP Middle Market CLO 1, LLC

Exhibit A

VERIFICATION

The undersigned states that he or she has duly executed the foregoing Application, dated March 14, 2023, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his or her knowledge, information and belief.

54TH STREET EQUITY HOLDINGS, INC.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

FBLC FUNDING I, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

BDCA-CB FUNDING, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Chief Financial Officer

Franklin BSP Lending Corporation

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer

Franklin BSP Capital Corporation

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer

FBLC 57th Street Funding LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

BDCA SLF Funding, LLC

By:	/s/Nina K. Baryski
Name:	Nina K. Baryski
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund II SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Capital Opportunity Fund SPV LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS DISLOCATION FUND (CAYMAN) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Dislocation Fund (Cayman) Master L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Dislocation Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV Master (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Debt Fund IV SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA LM LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C Co-Invest L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS SMA-C CO-INVEST L.P. - SERIES II

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest SMA-H LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Debt Fund V LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Debt Fund V Master (Non-US) LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DEBT FUND V UNLEVERED (NON-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DEBT FUND V UNLEVERED (NON-US) MASTER L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DEBT FUND V-IA (NON-US) MASTER L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DEBT FUND V-IA (NON-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C II SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-C SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-K L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-K SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-L L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-O L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners SMA-T L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Special Situations Fund II (Cayman) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners Special Situations Fund II L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest SMA-N L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle 1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle 2 L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Coinvest Vehicle K LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Senior Secured Debt Fund (Non-US) SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Senior Secured Debt Fund SPV-1 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SMA-T 2020 SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II Cayman SPV-21 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV Cayman LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP SOF II SPV-21 LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Special Situations Master A L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Special Situations Master B L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

FBCC Lending I, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Landmark Wall SMA L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Landmark Wall SMA SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III (Non-US) SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III Master (Non-US) L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Providence Debt Fund III SPV L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Credit Solutions Master Fund, L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP Middle Market CLO 1, LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Benefit Street Partners L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Franklin BSP Capital Adviser L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

Franklin BSP Lending Adviser, L.L.C.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

FRANKLIN BSP PRIVATE CREDIT FUND

By:	/s/Bryan Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

bsp unlevered lux flagship evergreen scsp

By:	/s/Bryan Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP DF V 2022 SPV LP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

benefit street partners contingent opportunities fund – t l.p.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BENEFIT STREET PARTNERS SPECIAL SITUATIONS CONTINGENT OPPORTUNITIES FUND L.P.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP FLAGSHIP PD SHARIAH SPV LLC

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

bsp jpy unlevered senior debt evergreen fund l.p.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP UNLEVERED LUX FLAGSHIP EVERGREEN GP S.A.R.L.

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

BSP UNLEVERED LUX EVERGREEN FEEDER FUND SCSP

By:	/s/Bryan R. Martoken
Name:	Bryan R. Martoken
Title:	Authorized Person

EXHIBIT B

Franklin BSP Lending Corporation

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

(Adopted on December 21, 2016)

Franklin BSP Capital Corporation

RESOLVED, that the officers of FBCC be, and each of them hereby is, authorized in the name and on behalf of FBCC to submit and cause to be filed with the SEC an application for an amended order of exemptive relief, in substantially the form attached as Exhibit A, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on April 27, 2022)

Franklin BSP Private Credit Fund

RESOLVED, that the officers of FBPCF be, and each of them hereby is, authorized in the name and on behalf of FBPCF to submit and cause to be filed with the SEC an application for an amended order of exemptive relief, in substantially the form attached as Exhibit A, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on April 27, 2022)